Exhibit 4. 10

LICENCE AGREEMENT

between

THE UNIVERSITY OF LEIDEN

And

CAN-FITE

Index to Clauses

		Page

1.	Definitions	1.

2.	Duration	2.

3.	Transfer of Technical information	2.

4.	Grant of rights	3.

5.	Payment	3.

6.	Records and reports	4.

7.	Confidentiality	5.

8.	Indemnity	6.

9.	Performance	6.

10.	Patents	8.

11.	Termination	9.

12.	General	9.

13.	Notices	10.

14.	Governing law	10.

Schedule Part 1 - Patent Rights

[Schedule Part 2 – Commercial Development Plan]

LICENCE AGREEMENT
Among

Leiden University, having its administrative office at
Rapenburg 70, 2333 RA Leiden, The Netherlands
(“Leiden”)
Hereinafter also referred to as “the Licensor”
And
Can-Fite Biopharma, Ltd. of 10 Bareket Street, Petach-
Tikva, Israel
incorporated under the laws of the State of Israel (“Can-Fite”)

WHEREAS:

1.	Leiden is the joint owner along with the National Institutes of Health of the Patent Rights (more fully defined below) and both are entitled to the benefit of the applications for patents. Pursuant to the terms of a separate inter-institutional agreement between Leiden and the National Institutes of Health, Leiden hereby enters into this licence agreement on behalf of both joint owners. [ ]

3.	Can-Fite is a biopharmaceutical company with expertise and capability to further develop the Patent Rights and wishes to have the exclusive right to do so in return for entering the following obligations.

4.	The Licensor has agreed to grant the following licence to Can-Fite, all as subject to the terms hereinafter specified.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:-

1.	Definitions

In this Agreement the following terms shall have the following meanings unless the context otherwise requires:

“Commencement Date ”	means the date of final signature of this Agreement by all parties;

“Effective Date”	means the priority filing date of the first of the Patent Rights;

“Net Sales Value”	means the invoiced sales value of the Products in an arm’s length transaction exclusively for money after deduction of normal trade discounts actually granted and of any credits actually given by Can-Fite for defective goods and excluding or making proper deductions for any costs of packing, insurance, carriage and freight and Value Added Tax or other sales tax and, in the case of export orders, any import duties or similar applicable governmental levies or export insurance costs subject in all cases to the same being separately charged on customer invoices. In any sale or other disposal of any Products or part thereof otherwise than in any arm’s length transaction exclusively for money, the fair market price (if higher) in the relevant country of disposal shall be substituted for the Net Sales Value;

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“Patent Rights”	means (i) the patents and applications, short particulars whereof are set out in Part 1 of the Schedule hereto;

(ii) all patent applications that may hereafter be filed in the Territory by or on behalf of The Licensor which either are based on or claim priority from any of the foregoing patents and applications; and

(iii) all patents which may be granted pursuant to any of the foregoing patent applications;

“Inventors”	means Prof. Adriaan Ijzerman, Zhan-Guo Gao, Aniko Goblyos, Johannes Brussee and Prof. Kenneth Jacobson;

“Practical Application”	means to manufacture, in the case of a composition or product, under such conditions as to establish that the invention is being utilized;

“Products”	means all therapeutic or diagnostic agents whose manufacture, development or use is covered by the Patent Rights;

“Schedule”	means the Schedule annexed hereto;

“Technical Information”	means all know-how, experience, drawings, designs, circuit diagrams, computer programs and all other technical information relating to the Products and which might reasonably be of commercial interest to either party in the design, manufacture or supply of the Products ;

“Territory”	means the countries of the world where Patent Rights are pending or subsist;

“Agreement Date”	The last of the dates in which this Agreement was signed by Licensor or Can-Fite.

2.	Duration

2.1	This Agreement shall commence on the Commencement Date and shall continue in force in each country of the Territory until the expiry of the last to expire of the Patent Rights in such country unless earlier terminated in accordance with the later provisions of this Agreement..

3.	Transfer of Technical Information

3.1	Upon specific request made by Can-Fite to Leiden, at any time during the pendency of this agreement, Leiden will provide all Technical Information that has not previously been disclosed and that is reasonably necessary or desirable to enable Can-Fite to exercise its rights under this Agreement or will cause the Inventors to provide such Technical Information. Can-Fite can also approach the Inventors directly for such Technical Information.

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4.	Grant of Rights

4.1	Subject to Articles 4.4-4.6 below, the Licensor hereby grants to Can-Fite:

4.1.1	an exclusive licence under the Patent Rights to develop and manufacture Products; and

4.1.2	an exclusive licence to use, sell or otherwise deal in Products manufactured under the licence of Clause 4.1.1 anywhere in the Territory.

4.2	If requested by Can-Fite, the parties hereto agree to execute a formal licence agreement for the purposes of registering any patent licence granted pursuant to Clause 4.1 above in the respective official register of one or more patents or patent applications within the Patent Rights.

4.3	Can-Fite shall be entitled to sub-license to third parties under the rights granted provided that any such third party will execute an undertaking by which he shall abide by all terms and conditions as stipulated herein . Can-Fite shall notify the Licensor of any sub-licence granted within thirty days of entering such a sub-licence and shall send a copy of all such sub-licences entered into, which copy shall be held in confidence. In addition, Can-Fite shall share revenue with the Licensor from such sub-licensing activity in accordance with Clause 5 below.

4.4	The parties acknowledge that the United States Government shall have the irrevocable, royalty-free, paid-up right to practice and have practiced the Patent Rights throughout the Territory by or on behalf of the United States Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the United States Government is a signatory. Any license granted by the Licensor under the terms of this Agreement shall be subject to this right of the United States Government.

4.5	The Parties acknowledge that the United States Government (acting through its agent National Institutes of Health) reserves the right to require the Licensor, or Can-Fite, to grant sublicenses to responsible applicants, on terms that are reasonable under the circumstances when necessary to fulfill health or safety needs or when necessary to meet requirements for public use specified by United States Federal regulations.

4.6	For the avoidance of doubt, the Licensor reserves the right to grant research licenses on reasonable terms and conditions. The purpose of these research licenses is to encourage basic research, whether conducted at an academic or corporate facility.

4.7	Can-Fite acknowledges that its licence granted hereunder for the Patent Rights is subject to the provisions of 37 C.F.R. Part 401 and the rights retained by the United States Government, including the requirement for substantial manufacture in the United States as stated in Paragraph 11.1 of 37 C.F.R Part 401.

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5.	Payment

5.1	Within thirty (30) days of the Commencement Date, Can-Fite shall pay to the Licensor a license signing fee (“Signing Fee”) of twenty five thousand Euros (Euro 25,000).

5.2	In addition, as of the year of 2009, Can-Fite shall pay to the Licensor an annual non-refundable minimum royalty of ten thousand Euros (Euro 1 0,000) (“Minimum Annual Royalty”) within sixty (60) days of the start of each calendar year.

5.3	Can-Fite agrees to pay to the Licensor a royalty of three percent (3%) on Net Sales Value provided that Can-Fite shall be entitled to a credit of one-half percent (0.5%) against the royalty rate for each percent point in excess of two percent (2.0%) that Can-Fite must pay to an unaffiliated licensor for the manufacture and sale of Products. Said credit, however, shall not reduce the earned royalty due to the Licensor below two percent (2.0%) of Net Sales value.

Can-Fite agrees to pay the Licensor milestone payments in relation to the undernoted key milestones being achieved by Can-Fite or a sublicensee as follows:

1. Start of Phase I studies	EURO 50,000
2. Start of Phase II studies	EURO 100,000
3. Upon initiation of Phase III studies	EURO 200,000
4. Upon marketing approval	EURO 500,000

Each of these milestone payments will be due only once per patent contained in the Patent Rights.

5.4	Can-Fite agrees to pay the Licensor sublicensing royalties as follows:

(a)     Two percent (2%) of the Net Sales Value generated by a sublicensee;

(b)     Ten percent (10%) of all non-creditable and non-refundable consideration received for granting a sublicense. Fees paid expressly for research and development of Products and Processes, such as clinical trial support, shall be excluded.

5.5	In the event that Can-Fite shall transfer to a transferee that aspect of its business involving this agreement, Can-Fite agrees to pay the Licensor an assignment royalty of ten percent 10%) of all payments received for such a transfer of this agreement, provided, however, that no such royalty shall be owed to the Licensores in the event that the foregoing transfer is part of or results from a merger, consolidation or other reorganization of the Can-Fite or from a sale, exchange or other transfer of all or substantially all of its assets. For the removal of any doubt, for any transaction in which an assignment royalty as stipulated in this clause 5.5 will be due, no sublicensing royalty will be payable, as set out in Clause 5.4; and vice versa. Further Can-Fite will ensure that the transferee will be bound by the terms of this agreement, including, but not limited to, the payment of royalties set out in Clauses 5.1 to 5.4 above as well as that set out in this clause 5.5..

5.7	Payments due under Clauses 5.3 and 5.5 shall be made to Leiden within [30] days of the end of each calendar year in respect of royalties accruing on Products invoiced in that calendar year failing which interest shall be payable at the rate of three per centum above the Base Lending Rate.

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5.8	All sums due under this Agreement shall be made in full without deduction of taxes, charges and other duties that may be imposed except in so far as any such deduction may be credited in full by the Licensor against the Licensor’s own tax liabilities. The parties agree to cooperate in all respects necessary to take advantage of such double taxation agreements as may be available.

5.9	For the avoidance of doubt, Leiden shall make arrangements to share the revenue received under this Clause 5 with National Institutes of Health, all in accordance with the terms of a separate interinstitutional agreement.

6.	Records and Reports

6.1	Can-Fite agrees to keep true and accurate records and books of account containing all data necessary for the determination of sums payable under Clause 5 which records and books of account shall upon reasonable notice by the Licensor be open at all reasonable times during business hours for inspection by the Licensor or their duly authorised agent for the purpose of verifying the accuracy of Can-Fite’s reports hereunder. The accountant may take copies of the records and books of account but shall not disclose to the Licensor any information relating to the business or affairs of Can-Fite other than such information as properly should have been contained in any statement required to be furnished by Can-Fite to the Licensor. The Licensor shall be solely responsible for the costs of the accountant unless he certifies that any reports are inaccurate in any material respect in which event Can-Fite shall reimburse the Licensor for all his costs.

6.2	Can-Fite shall submit to Leiden within [30] days of the end of each calendar year a statement setting forth the quantity of Products made, used or sold, the Net Sales Value of Products and all income associated with sublicensing activity, for the immediately preceding calendar year.

6.3	The Licensor agree to maintain confidential all commercially sensitive information received with respect to Can-Fite’s operations pursuant to the foregoing Clauses 6.1 and 6.2, while reserving the right to publicly disclose all sums due and/or payable under Clause 5.

7.	Confidentiality

7.1	Each party agrees to maintain secret and confidential all Technical Information obtained from the others pursuant to this Agreement, to respect the other’s proprietary rights therein, to use the same exclusively for the purposes of this Agreement, and to disclose the same only to those of its employees and sub-licensees pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purpose of this Agreement.

7.2	The foregoing obligations of Clause 7.1 above shall not apply to Technical Information or other information which:

(1)	prior to receipt thereof from one party was in the possession of the other and at its free disposal;

(2)	is subsequently disclosed to the recipient party without any obligations of confidence by a third party who has not derived it directly or indirectly from the other parties;

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(3)	is or becomes generally available to the public in printed publications in general circulation through no act or default of the recipient party or its agents or employees.

7.3	Notwithstanding the foregoing provisions, the parties and any sub-licensees pursuant to this Agreement shall be entitled to disclose Technical Information of the other to actual or potential customers for Products in so far as such disclosure is reasonably necessary to promote the sale or use of Products.

7.4	Each party shall procure that all its employees and sub-licensees pursuant to this Agreement (if any) who have access to any information of the other to which the obligations of Clause 7 apply shall be made aware of and subject to these obligations.

8.	Indemnities

8.1	The Licensor warrant that at the Commencement Date all Technical Information disclosed or to be disclosed to Can-Fite hereunder is or will be, to the best of the Licensor’s knowledge and belief, accurate (provided always that the Licensor will promptly correct any significant errors in the Technical Information subsequently discovered by the Licensor), but subject the Licensor shall be under no further liability to Can-Fite in respect of the Technical Information or of the manufacture, use, sale or other disposition of Products.

8.2	Can-Fite shall be exclusively responsible for the technical and commercial development of the Products and for incorporating any modifications or developments thereto that might be necessary or desirable and for all Products sold or supplied by Can-Fite and accordingly Can-Fite shall indemnify each of the joint owners in respect of all costs, damages and expenses incurred as a result of use by Can-Fite, its employees, agents or sub-licensees of the Patent Rights or any claims by third parties in tort or otherwise against either or both the joint owners or arising in any way out of the use of any of the Technical Information or Products by Can-Fite.

8.3	Can-Fite hereby undertakes and agrees to be solely responsible at its own cost and expense for dealing with and for any liability arising from any contractual, tort or other claims or proceedings concerning the Products or their development, production, marketing, distribution or sale in particular product liability claims or proceedings.

9.	Performance

9.1	During the continuance of this Agreement:

9.1.1	Can-Fite shall use its reasonable commercial efforts to develop the Products. Can-Fite will submit a commercial development plan within 12 months from the Agreement Date. The commercial development plan will then be incorporated into this Agreement as Part 2 of the Schedule. It is understood that it is within the nature of research and development that development route and the expected timelines may change and that the commercial development plan may have to be modified. Accordingly, Can-Fite may request Licensor from time to time to amend the commercial development plan, a request which will not be unreasonable denied.

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9.1.2	Can-Fite shall use its best endeavours to implement the commercial development plan submitted under Art 9 .1.1 above , and to implement Parctical Application of the Patent Rights failing which the provisions of Art 11.3 shall apply;

9.1.3	Can-Fite shall not act as agent of The Licensor and specifically not give any indication that it is acting otherwise than as principal and in advertising or selling Products not make any representation or give any warranty on behalf of The Licensor.

9.1.4	Any sublicenses granted by Can-Fite shall provide for the termination of the sublicense, or the conversion to a license directly between the sublicensees and Leiden, at the option of the sublicensee, upon termination of this agreement.

9.1.5	Can-Fite agrees that Products used or sold in the United States shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from National Insitutes of Health

9.1.6	Prior to the first commercial sale, Can-Fite agrees to provide the Licensor with reasonable quantities of Products for research use by each of the Licensor and National Institutes of health. In order to safeguard the Patent Rights, however, each of the joint owners shall consult with Can-Fite before providing to commercial entities research samples of Products.

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10.	Patents

10.1	It is acknowledged by all parties that Can-Fite has borne all costs associated with the prosecution of the Patent Rights since the Effective Date. In addition it is now agreed that this responsibility shall continue from the Commencement Date such that for the duration of this Agreement, Can-Fite shall at its own cost diligently prosecute to grant all subsisting patent applications within the Patent Rights in at least the Primary Territories, as defined below, so as to secure the broadest monopoly reasonably obtainable consistent with avoiding serious prejudice to the validity of such granted patents and shall maintain all patents within the Patent Rights in force for the full terms thereof. Said Primary Territories include the US, UK, France, Germany, Italy, Switzerland, Japan, Canada and Australia.

10.2	In the event of any infringement by a third party of any of the Patent Rights in the Territory on such a scale as to affect prejudicially Can-Fite’s business in the Products to a substantial extent, Can-Fite may take all legitimate steps to halt such infringement. Can-Fite may request the Licensor or any of the Inventors or any other inventor of the Patent Rights to lend its names to such proceedings and provide reasonable assistance subject to Can-Fite giving them an indemnity in respect of all costs, damages and expenses that they may incur including any award of costs against them [in so far as the aggregate of all such costs and damages may exceed that recoverable under the next following provisions]. Where such infringement proceedings are conducted by Can-Fite under the name of the Licensor, Can-Fite may apply all royalties due under Clauses 5.2 and 5.3 subsequent to the date of notification by Can-Fite to the Licensor of the relevant infringement to defray any costs directly incurred by Can-Fite (excluding award of costs in favour of third parties) provided however that the total liabilities or waiver of royalties of the Licensor hereunder shall in no circumstances exceed the sum of all royalties due subsequent to that date and up to the date of the delivery of the final decision in the relevant infringement proceedings and provided further that this provision shall only apply subject to Can-Fite exercising all due diligence in pursuing the proceedings to a conclusion. Any damages recovered shall be dealt with in a manner which shall be fair and reasonable as between the Licensor and Can-Fite.

10.3	As at the Commencement Date, to the best of the Licensor’s knowledge and belief the exercise of the rights granted or to be granted to Can-Fite hereunder will not result in the infringement of valid patents of third parties. Subject thereto, the Licensor gives no warranty in this respect and do not give Can-Fite any indemnity against costs, damages, expenses or royalties arising out of proceedings brought against Can-Fite or any customer of Can-Fite by any third party. Should Can-Fite be sued for infringement of any patent or patents of the third party by reason of its operation of the Process or manufacture, use or sale of the Products, the Licensor shall, on request, assist Can-Fite in its defence to such action to the extent that in all the circumstances it is reasonable to do so but shall otherwise be under no obligations in respect thereof. All costs of any such action shall be borne by Can-Fite to whom shall belong all sums that may be recovered from the third party.

10.4	If at any time during this Agreement Can-Fite directly or indirectly opposes or assists any third party to oppose the grant of letters patent on any patent application within the Patent Rights or disputes or directly or indirectly assists any third party to dispute the validity of any patent within the Patent Rights or any of the claims thereof, the Licensor shall be entitled at any time thereafter to terminate all or any of the licences granted hereunder forthwith by notice thereof to Can-Fite.

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11.	Termination

11.1	If any party is in breach of any of its obligations and, in the case of a breach capable of remedy, it shall not have been remedied by the defaulting party within 90 days of written notice specifying the breach and requiring its remedy, or if Can-Fite becomes apparently insolvent, has a receiver or administrator appointed over the whole or any part of its assets, enters into any compound with creditors, or has an order made or resolution passed for it to be wound up (otherwise than in furtherance of a scheme for amalgamation or reconstruction) then the Licensor or, in the case of breach, the party not in breach of the obligation or condition, may forthwith terminate this Agreement by written notice without prejudice to the accrued rights of either party.

11.2	On termination of this Agreement for any reason, Can-Fite shall continue to have the right for a period of twelve (12) months from the date of termination to complete deliveries on contracts in force at that date and to dispose of Products already manufactured subject to payment to the Licensor of royalties thereon in accordance with Clause 5 above.

11.3

11.3 .1 During the term of this Agreement, the Licensor may terminate this Agreement when:

(a)	it is determined by the Licensor in discussion with National Institutes of Health Office of Technology Transfer that:

(i)	Termination is necessary to alleviate health or safety needs which are not reasonably satisfied by Can-Fite;

(ii)	Termination is necessary to meet requirements for public use specified by Federal law or regulations and these requirements are not reasonably satisfied by Can-Fite; or

(iii)	Termination is necessary because the requirements of 35 U.S.C. §204 have not been satisfied or waived or because a licensee of the exclusive right to use or sell the Patent Rights in the United States is in breach of its agreement obtained pursuant to Section 204; and

(b)	Can-Fite has been notified of this determination and has been given at least ninety (90) days to provide a response to this determination, and the response is deemed to be unsatisfactory by the Licensor, in consultation with National Institutes of Health.

11.4	A copy of the fully executed inter-institutional agreement between the Licensor and the National Institutes of Health shall be sent to Can-Fite no later than six months from the Agreement Date, failing which Can-Fite shall be entitled to terminate the Licence Agreement with immediate effect on giving written notice to the Licensor and thus will transfer all management of the Patent Rights to the Licensor, for the future expense of the Licensor. Patent costs incurred by Can-Fite prior to termination under this Article 11.4 shall be promptly reimbursed by the Licensor.

12.	General

12.1	This Agreement shall be binding upon and ensure to the benefit of the parties hereto and their respective legal successors but shall not otherwise be assignable by Can-Fite without the written consent of the Licensor, which consent shall not be unreasonably withheld.

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12.3	Each and every provision of this Agreement shall be read (where possible) as entirely independent and severable from the other provisions. In all cases where a provision of this Agreement is reducible, invalid or unenforceable in terms of any legislation or other legal authority, such provision shall not affect the validity of the remaining portion of this Agreement which shall remain in force and effect as if this Agreement had been granted with no such provision and it is hereby declared the intention of the parties that they would have executed the remaining portion of this Agreement without including therein any such provisions.

12.4	A failure by a party to exercise or enforce any rights conferred upon it by this Agreement shall not be deemed to be a waiver of any such rights or operate so as to bar the exercise or enforcement thereof at any subsequent time or times.

12.7	The text of any press release or other communication to be published by or in the media concerning the subject matter of this Agreement shall require the approval of each party.

13.	Notices

13.1	Any notice required to be given hereunder by any party shall be in writing and shall be served by sending the same by registered post to the address of the other party as given herein.

13.2	Any notice to the Licensor shall be sufficiently served if addressed to:

Leiden, marked for the attention of the Director of Research & Innovation Services, LURIS, Poortgebouw Noord, Rijnsburgerweg 10, 2333A Leiden , The Netherlands; and

13.3	Any notice to Can-Fite shall be sufficiently served if addressed to Can-Fite Biopharma, Ltd., P.O. Box 7537, Petach-Tikva 49170, Israel and marked for the attention of Chief Operating Officer.

14.	Governing Law

This Agreement and all matters relating thereto shall be governed by the laws of the Netherlands.

Signed on behalf of the Licensor

Signed	/s/ H. Wite Best	Date	11/02/2009

Name	H. Wite Best

Designation	Vice Chair Executive Board

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SIGNED on behalf of Can Fite

Signed	/s/ Pnina Fishman	Date	30.12.08

Name	Pnina Fishman, Ilan Cohn

Designation	CEO, Vice Chairman

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This is the Schedule referred to in the foregoing Agreement

Part 1          -         Patent Rights

1.	PCT/US2007/001930, entitled “A3 Adenosine Receptor Allosteric Modulators”

Priority Date 26 January 2006

Part 2 Commercial Development Plan

To be submitted to Licensor within 12 months of the Agreement Date.

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